P.E. 12/31/01

02016058

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD FROM 1 DECEMBER 2001 TO 31 DECEMBER 2001

IMPERIAL CHEMICAL INDUSTRIES PLC

IMPERIAL CHEMICAL HOUSE, MILLBANK, LONDON SW1P 3JF, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F ______

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ______ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-____________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

Announcement Details

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	17:55 18 Dec 2001
RNS Number	9151O

Full Announcement Text

RNS Number:9151O
Imperial Chemical Industries PLC
18 December 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of director

PAUL JOSEPH DRECHSLER

DR JOHN DAVID G MCADAM

BRENDAN RICHARD O'NEILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE DIRECTORS LISTED ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NOT APPLICABLE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NOTIFICATION RELATES TO DIRECTORS LISTED ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTIONS UNDER 1994 SHARESAVE SCHEME

7) Number of shares/amount of
stock acquired

NOT APPLICABLE

8) Percentage of issued class

9) Number of shares/amount
of stock disposed

NOT APPLICABLE

10) Percentage of issued class

NOT APPLICABLE

11) Class of security

OPTIONS OVER ORDINARY #1 SHARES

12) Price per share

EXERCISE PRICE OF 285P

13) Date of transaction

12 DECEMBER 2001

14) Date company informed

18 DECEMBER 2001

15) Total holding following this notification

NOT APPLICABLE

16) Total percentage holding of issued class following this notification

NOT APPLICABLE

If a director has been granted options by the company please complete the following boxes

17) Date of grant

12 DECEMBER 2001

18) Period during which or date on which exercisable

1 FEBRUARY 2007 - 31 JULY 2007

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

ORDINARY SHARES OF #1

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

285P

22) Total number of shares or debentures over which options held following this notification

PAUL JOSEPH DRECHSLER 353,386

DR JOHN DAVID MCADAM 322,764

BRENDAN RICHARD O'NEILL 852,199

23) Any additional information

24) Name of contact and telephone number for queries

SCOTT IRVINE 020 7798 5258

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.........18 DECEMBER 2001....................
END

Announcement Details

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Stmt.re Huntsman Intl.Hldgs.
Released	07:21 21 Dec 2001
RNS Number	0861P

Full Announcement Text

RNS Number:0861P
Imperial Chemical Industries PLC
21 December 2001

ICI STATEMENT RE HUNTSMAN INTERNATIONAL

ICI announced on October 31, 2001, that it had exercised its right to "put" its 30 per cent shareholding in Huntsman International Holdings ("HIH") to Huntsman Specialty Chemicals Corporation ("HSCC").

ICI and HSCC have now agreed new arrangements for the completion of the sale of the shareholding to HSCC. The basic purchase price remains approximately $365m (#250m), as originally announced in November of last year, together with an amount equivalent to interest from December 2001 until completion. The purchase price is payable in the third quarter of 2003. An additional amount of $32.7m will be payable by HSCC unless it exercises its right to complete the purchase of the shareholding prior to the date completion is otherwise due to take place in the third quarter of 2003. HSCC has the opportunity to reduce the total sum payable for the shareholding by up to $20m by making advance payments, with the amount of the reduction depending on the size and timing of those payments.

The deal is subject to certain conditions, principally relating to regulatory approvals, but is not conditional upon ICI selling its remaining HIH subordinated notes. In support of its obligations under the new arrangements, HSCC has pledged half of its 60 per cent shareholding in HIH in favour of ICI, although, in certain circumstances, ICI may be required to share a portion of the proceeds of that security for the benefit of other creditors.

ICI does not expect to receive proceeds from the disposal of its 30 per cent. shareholding until the third quarter of 2003. The gross proceeds from the disposal of the shareholding, including the amount equivalent to interest from December 2001 until completion, are expected to be about #285m. Net cash proceeds, after deducting tax and other costs, are expected to be about #190m and will be used to reduce Group indebtedness. ICI expects to record a profit after tax on the disposal of around #140m.

A number of changes to the terms of the HIH subordinated notes held by ICI have also been agreed. These changes are intended to make the notes more marketable, independently of the shareholding. It is difficult at this stage to place a value on the Notes, given the current volatile conditions in the high yield market and the number of factors on which their value depends. ICI intends to sell the Notes as and when conditions in the high yield market are appropriate.

ICI's shareholding in HIH has been accounted for as an Associate in the Group's financial statements. At the end of September 2001, the net book value of the shareholding was #41m. ICI has not received dividends on the shareholding. The ICI Group results for the nine months ended 30 September 2001 included #4m of pre-tax profits attributable to the shareholding. Had the disposal of the shareholding occurred at the beginning of 2001, it would have had a neutral impact on reported earnings for the nine months ended 30 September, 2001 but a marginally accretive impact on a cash basis.

HIH (formerly Huntsman ICI Holdings) was established when ICI agreed to sell its Polyurethanes, Tioxide and selected Petrochemicals businesses to HIH in 1999. HSCC contributed its US Propylene Oxide and MTBE businesses to HIH at the same time.

- End -

December 21, 2001

END

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 2 January 2002